PXG14A6G

United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT:  Community Bankers Trust Corporation

NAME OF PERSONS RELYING ON EXEMPTION:  Driver Management Company LLC

ADDRESS OF PERSON RELYING ON EXEMPTION:  250 Park Avenue, 7th Floor, New York, NY 10177

WRITTEN MATERIALS:  The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934.  Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

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ATTENTION ESXB SHAREHOLDERS

LAST FALL ESXB DIDN’T THINK IT WAS TIME TO SELL

THIS SPRING IT IS TIME TO SEND THE BOARD A MESSAGE

WITHHOLD AUTHORITY TO VOTE FOR ALL ESXB’S NOMINIEES FOR DIRECTOR

Fellow ESXB Shareholders,

On September 24, 2019, when ESXB’s stock price was $8.57/share, we sent a letter to Senator John Watkins, ESXB’s chairman, stating our belief that the best path to increase shareholder value was through a sale.

On November 7, 2019, when ESXB’s stock price was $8.74/share, I met with Senator Watkins and Gerald Barber, the chairman of ESXB’s audit committee, and told them that it was time that ESXB explored a sale.

On November 22, 2019, when ESXB’s stock price was $8.55/share, we had a call with Senator Watkins and Rex Smith, ESXB’s CEO, and told them that it was time that ESXB explored a sale.

On January 13, 2020, when ESXB’s stock price was $9.37/share, we issued a public letter to ESXB shareholders calling on ESXB to immediately initiate a sale process.

Every time that we asked ESXB to explore a sale, we received only lame excuses and double talk in response.  We think that it was and is abundantly clear that the board and CEO Rex Smith were and are more interested in preserving the status quo than increasing shareholder value in a sale.

With ESXB’s stock now trading at $4.65/share—or 67% of tangible book value—now might not be the time to sell, but it is the time to send ESXB’s board a message.[1]

WITHHOLD AUTHORITY TO VOTE FOR ALL ESXB’S NOMINIEES FOR DIRECTOR

#itsessexbanknotrexsbank

Driver Management Company LLC
J. Abbott R. Cooper
Managing Member

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IMPORTANT NOTICE:  This communication is NOT a solicitation of proxies and Driver Management Company LLC (“Driver”) is not seeking authority to vote any proxy in connection with ESXB’s 2020 Annual Meeting of Shareholders. Driver is not asking for your proxy card and will not accept proxy cards if sent.

April 20, 2020

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[1] Closing price on April 17, 2020

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About Driver Management Company

Driver employs a valued-oriented, event-driven investment strategy that focuses exclusively on equities in the U.S. banking sector. The firm’s leadership has decades of experience advising and engaging with bank management teams and boards of directors on strategies for enhancing shareholder value. For information, visit www.drivermanagementcompany.com.

Media:

Profile

Greg Marose / Charlotte Kiaie, 347-343-2999

gmarose@profileadvisors.com / ckiaie@profileadvisors.com

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